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                               April 18, 2024

       Kang Liping
       Chief Financial Officer
       Longduoduo Co Ltd
       419 Floor 4 Comprehensive Building
       Second Light Hospital, Ordos Street
       Yuquan District, Hohhot
       Inner Mongolia, China

                                                        Re: Longduoduo Co Ltd

       Dear Kang Liping:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2023

       Part I
       Item 1. Business, page 1

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada
holding company with operations conducted by your subsidiaries.
   2.                                                   Please provide
prominent disclosure about the legal and operational risks associated with being based in or
having the majority of the company   s operations in China. Your
                                                        disclosure should make
clear whether these risks could result in a material change in your operations and/or the
value of your securities or could significantly limit or completely hinder your ability to
offer or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements
and regulatory actions by China   s government, such as those
                                                        related to data
security or anti-monopoly concerns, have or may impact the company   s
                                                        ability to conduct its
business, accept foreign investments, or list on a U.S. or other foreign exchange.
   3.                                                   Please revise your
disclosure in Item 1 to disclose the location of your auditor   s
 Kang Liping
FirstName   LastNameKang Liping
Longduoduo    Co Ltd
Comapany
April       NameLongduoduo Co Ltd
       18, 2024
April 218, 2024 Page 2
Page
FirstName LastName
         headquarters and whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
4. Please provide a clear description of how cash is transferred through your organization.
         Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
5. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Please revise to include a summary of the risk factors section pursuant to Item 105(b) of
         Regulation S-K. In the summary of risk factors, disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
 Kang Liping
FirstName   LastNameKang Liping
Longduoduo    Co Ltd
Comapany
April       NameLongduoduo Co Ltd
       18, 2024
April 318, 2024 Page 3
Page
FirstName LastName
Item 1A. Risk Factors
Risks Related to Doing Business in the PRC, page 13

7.       Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Because our principal assets are located outside of the United States and because all of our directors and all our officers reside outside, page 14

8. We note your disclosure here that "[a]ll of your present officers and directors reside outside of the United States. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Please also revise to disclose all of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong
         Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

The recent joint statement by the SEC and PCAOB and the Holding Foreign
Companies
Accountable Act all call for additional..., page 14

9. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of
         consecutive    non-inspection years    from three years to two years,
and thus, reduces the
         time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong
Kong.
Report of Independent Registered Public Accounting Firm , page F-3

10. Note 1 on page F-9 indicates that on September 21, 2023, the Company implemented a 1-
         for-10 reverse split of its outstanding common stock, effective at the close of business on
         September 26, 2023. The accompanying financial statements have been adjusted to
 Kang Liping
Longduoduo Co Ltd
April 18, 2024
Page 4
         retroactively reflect this reverse stock split. Given the retroactive presentation of this reverse split, it appears that KCCW Accountancy Corp.'s audit report dated October 13,
         2022 must be updated. Please request KCCW Accountancy Corp. to address this matter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with any other questions.



                                                               Sincerely,
FirstName LastNameKang Liping
                                                               Division of
Corporation Finance
Comapany NameLongduoduo Co Ltd
                                                               Office of
Industrial Applications and
April 18, 2024 Page 4                                          Services
FirstName LastName